Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2016	Years Ended December 31,
(in millions, except ratios)		2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before income tax expense	$197.1	$390.5	$380.6	$347.6	$369.3	$292.1
Fixed charges including interest on deposits	85.3	153.9	135.5	132.3	120.7	141.3

Earnings including interest on deposits	282.4	544.4	516.1	479.9	490.0	433.4
Less interest on deposits	50.6	95.5	80.9	81.1	90.8	107.4

Earnings excluding interest on deposits	$231.8	$448.9	$435.2	$398.8	$399.2	$326.0

Fixed charges:
Interest on deposits	$50.6	$95.5	$80.9	$81.1	$90.8	$107.4
Interest on borrowings	25.8	41.3	37.8	34.7	15.4	21.1
Estimated interest component of rent expense	8.9	17.1	16.8	16.5	14.5	12.8

Fixed charges including interest on deposits	85.3	153.9	135.5	132.3	120.7	141.3
Less interest on deposits	50.6	95.5	80.9	81.1	90.8	107.4

Fixed charges excluding interest on deposits	$34.7	$58.4	$54.6	$51.2	$29.9	$33.9

Ratio of earnings to fixed charges:
Excluding interest on deposits	6.68	7.69	7.97	7.79	13.35	9.62
Including interest on deposits	3.31	3.54	3.81	3.63	4.06	3.07